DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
www.dlapiper.com
Michael J. Legamaro
michael.legamaro@dlapiper.com
T 312.368.3410
F 312.251.2866

May 14, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.

File No. 001-12173

Dear Mr. Orlic:

On behalf of NCI Restore Growth Committee, LLC, James F. Beedie, William J. McGrath, Martha Wilke Murray and Stephen J. Denari (collectively, the “Participants”), we submit the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012 (the “Comment Letter”) regarding the above-referenced filing. Additionally, the Participants file herewith, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on May 2, 2012 (the “Proxy Statement”). The comments from the Comment Letter are included below in bold, and the Participants’ response immediately follows each comment.

General

1.	Please disclose why the participants believe that “the Board of Directors of Navigant is not acting in the best interests of Navigant’s stockholders,” as well as the factors that led the participants to conclude that “it is time for new leadership on the Navigant Board of Directors.”

Response: The Participants have revised the Proxy Statement to include disclosure on pages 9-10 on why they believe that the Navigant Board is not acting in the best interests of Navigant’s stockholders, as well as the factors that led them to conclude that it is time for new leadership on the Navigant Board. In addition, the Participants note for the Staff’s reference a stockholder derivative action filed against the Navigant Board and certain officers of Navigant in the United States District Court in the Northern District of Illinois alleging breach of fiduciary duties to Navigant and unjust enrichment relating to the compensation of Navigant’s executive officers. For convenience, attached please find as Appendix A to this letter a copy of the complaint related to such action.

Questions and Answers About This Proxy Solicitation, Voting And Proxy Procedures, page 1

2.	Your disclosure regarding the treatment and effect of abstentions and broker non-votes, and the vote required for election of directors, does not comport with disclosure appearing in the registrant’s definitive proxy statement, as amended. Please revise your disclosure as appropriate. Alternatively, you may rely on Rule 14a-5(c) to omit this information from your proxy statement, if you make a clear reference to the registrant’s definitive proxy statement, as amended.

David L. Orlic

May 14, 2012

Page Two

Response: The Participants have revised the Proxy Statement on page 5 to conform with the registrant’s disclosure of the vote required for election of directors in its definitive proxy statement, as amended.

Our Nominees, page 7

3.	Please provide complete information required by Item 401 of Regulation S-K. See Item 7 of Schedule 14A. For example, your current biographies do not appear to describe the complete business experience of each nominee during the past five years, principal businesses of the entities in which occupations and employment were carried on, etc. We understand, as one example, that Ms. Murray may currently be active in the entertainment industry.

Response: The Participants have revised the nominees’ biographies on pages 7-8 to include the applicable information required by Item 401 of Regulation S-K.

4.	Please expand your discussion of the specific qualifications, attributes or skills that led the participants to conclude that the nominees should serve as directors.

Response: The Participants have revised the nominees’ biographies on pages 7-8 to include additional discussion of the specific qualifications, attributes or skills that led them to conclude that the nominees should serve as directors.

We Believe That it is Time for Change, page 9

5.	Please clarify that employee directors apparently received no compensation for serving on the board.

Response: The Participants have revised page 9 of the Proxy Statement to clarify that employee directors are not compensated for their service on the board.

Participants in Solicitation of Proxies, page 12

6.	Please provide all participant information regarding Mr. Denari, as set forth in Item 5 of Schedule 14A, including without limitation the information required by Item 5(b)(1). We also understand that Mr. Denari may have had a past relationship of employment with and litigation against the registrant. Please advise.

Response: The Participants confirm that the information set forth in “Participants in Solicitation of Proxies” on pages 13-14 of the Proxy Statement includes all participant information regarding Mr. Denari as set forth in Item 5 of Schedule 14A. Please note that the definition of “Participant” includes Mr. Denari.

Mr. Denari joined Navigant as Vice President – Corporate Development in July 1997 and was terminated in November 1999. Prior to being employed by Navigant as Vice President – Corporate Development, Mr. Denari also assisted Navigant since 1990 in various specialized projects for its clients.

David L. Orlic

May 14, 2012

Page Three

In November 2000, Mr. Denari and Charles A. Demirjian, both former officers of Navigant, filed a lawsuit against Navigant. As amended, the complaint named as defendants Navigant, two of its directors, one of its former directors, and its independent accountants, KPMG LLP. The lawsuit sought compensatory and punitive damages from the defendants based on various legal theories, including defamation. In June 2004, Navigant and the other defendants agreed to settle this and all other litigation with Mr. Denari and Mr. Demirjian for $1,164,000.1

Cost and Method of Solicitation, page 13

7.	Please disclose all information required by Item 4(b)(1) and (4) of Schedule 14A.

Response: The Participants have revised “Cost and Method of Solicitation” on page 14 of the Proxy Statement to disclose all information required by Item 4(b)(1) and (4) of Schedule 14A.

Form of Proxy Card

8.	Please revise the text of Proposal 5, so that it is clear that security holders are being asked to actually approve or disapprove of, on an advisory basis, the compensation paid to the registrant’s named executive officers. See Question 169.07 of our Compliance and Disclosure Interpretations: Exchange Act Rules.

Response: The Participants have revised Proposal 5 on the proxy card to clarify that stockholders are being asked to approve, on an advisory basis, the compensation paid to the registrant’s named executive officers.

In response to the Staff’s request, an acknowledgment letter from each Participant with respect to certain matters is also being filed concurrently.

If you should have any questions about this letter or require any further information, please call me at (312) 368-3410 or Matthew Sperry at (312) 368-3405.

[1]	As reported in Navigant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

David L. Orlic

May 14, 2012

Page Four

Very truly yours,

DLA Piper LLP (US)

/s/ Michael J. Legamaro

Michael J. Legamaro

Partner

Enclosures

cc:	Mr. Stephen J. Denari

May 14, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.

File No. 001-12173

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012 regarding the above-referenced filing, the undersigned hereby acknowledges that:

1.	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ James F. Beedie
Name:	James F. Beedie

May 14, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.

File No. 001-12173

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012 regarding the above-referenced filing, the undersigned hereby acknowledges that:

1.	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Stephen J. Denari
Name:	Stephen J. Denari

May 14, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.

File No. 001-12173

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012 regarding the above-referenced filing, the undersigned hereby acknowledges that:

1.	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ William J. McGrath
Name:	William J. McGrath

May 14, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.

File No. 001-12173

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012 regarding the above-referenced filing, the undersigned hereby acknowledges that:

1.	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Martha Wilke Murray

Name:	Martha Wilke Murray

May 14, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.

File No. 001-12173

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2012 regarding the above-referenced filing, NCI Restore Growth Committee, LLC (the “Company”) hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NCI RESTORE GROWTH COMMITTEE, LLC

By:	/s/ William J. McGrath
Name:	William J. McGrath
Title:	Manager

Appendix A

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF ILLINOIS

NATALIE GORDON, Derivatively on Behalf of	)
NAVIGANT CONSULTING, INC,	)
)
Plaintiff,	) No.
)
v.	) VERIFIED SHAREHOLDER
) DERIVATIVE COMPLAINT
WILLIAM M. GOODYEAR, JULIE M. HOWARD,	)
THOMAS A. NARDI, MONICA M. WEED, THOMAS	) JURY TRIAL DEMANDED
A. GUILDEHAUS, CYNTHIA A. GLASSMAN,	)
STEPHAN A. JAMES, PETER B. POND,	)
SAMUEL K. SKINNER, JAMES R. THOMPSON	)
and MICHAEL L. TIPSORD,	)
)
Defendants,	)
)
-and-)
)
NAVIGANT CONSULTING, INC, an Illinois	)
Corporation,	)
)
Nominal Defendant.

Plaintiff Natalie Gordon (“Plaintiff”), by her attorneys, alleges for her Verified Shareholder Derivative Complaint against defendants, upon personal knowledge as to herself and her own acts, and as to all other matters upon information and belief based upon, inter alia, the investigation made by and through its attorneys, as follows :

SUMMARY OF ACTION

1. This is a shareholder derivative action on behalf of nominal defendant Navigant Consulting, Inc. (“Navigant” or the “Company”). The complaint seeks relief against the Navigant Board of Directors (the “Board”) and various officers, namely defendants William M. Goodyear (Navigant’s Chairman of the Board of Directors and Chief Executive Officer (“CEO”)), Thomas A.

Gildenhaus, Cynthia A. Glassman, Stephan A. James, Michael L. Tipsord, Peter B. Pond, Samuel K. Skinner, Thomas A. Nardi (Navigant’s Executive Vice President and Chief Financial Officer (“CFO”)), Julie M. Howard (Navigant’s President and Chief Operating Officer (“COO”)), and Monica M. Weed (Navigant’s Vice President, General Counsel and Corporate Secretary).

2. For the past several years, the Board has awarded excessive executive compensation despite the fact that Navigant shareholders have seen the value of their investment plummet. For instance, from January 2006 to December 2010, Navigant share price fell from over $21 per share to $9.20 per share. Yet, total compensation awarded to Navigant’s key executives during that time averaged more than $4.6 million per year, including the average salary of almost $2.2 million per year awarded to defendant Goodyear during those five years of diminished shareholder value .

3. In 2010, Navigant posted a negative 38.1 percent shareholder return, which capped off a three year return of negative 12.4 percent. Unfazed by those dismal results, the Board decided to award defendants Goodyear, Howard, Nardi and Weed a combined $4.85 million dollars in total compensation for 2010, up from the $4.77 million they received in 2009. The 2010 compensation included combined pay raises to defendants Nardi and Weed totaling more than $370,000, and annual cash bonuses to defendants Goodyear, Howard, Nardi and Weed totaling $725,000.

4. On April 26, 2011, 55% of voting Navigant shareholders decided that they had had enough excessive compensation for negative returns, and rejected the Company’s compensation for its executives for 2010. The 2010 executive compensation, despite Navigant’s negative 38.1% annual shareholder return, was approved by the Navigant Board and unanimously recommended for shareholder approval by the directors. Navigant is only one of a handful of U.S. companies to fail to receive majority support for its executive compensation under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 “say-on-pay” law.

5. The Board’s decisions to increase executive pay in 2010, despite the Company’s increasingly downward trend of financial results, were disloyal, irrational, unreasonable, and not the product of a valid exercise of business judgment. Instead, the Board’s 2010 executive compensation violated its own pay-for-performance policy and, as intended, favored the interests of Navigant’s top executives at the expense of the corporation and its shareholders.

6. The Board is not entitled to business judgment protection for its 2010 executive compensation decisions. As evidenced by the adverse April 26, 2011 advisory say-on-pay vote, Navigant shareholders, in their independent business judgment, concluded that the 2010 executive compensation was not in their best interests as Navigant’s shareholder owners. Under the business judgment rule, evidence that an executive pay decision is not in the shareholders’ best interests is direct evidence that the board of directors did not act in the shareholders’ best interests when approving it. Under the business judgment rule, these facts rebut the presumption that the Board’s 2010 executive pay decisions were a valid exercise of business judgment and shift the burden of proof to defendants to demonstrate that the 2010 executive compensation was independent, made in good faith, and in the best interests of Navigant’s shareholders.

7. Navigant has been damaged by the excessive 2010 executive compensation. Moreover, despite passage of more than eight months since the adverse April 26, 2011 shareholder vote, the Board has not publicly rescinded or otherwise modified the unlawful 2010 executive compensation. By this action, plaintiff seeks relief for Navigant as a result of the Board’s breach of loyalty, and its top executives’ unjust enrichment.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1332, as Plaintiff is a citizen of the State of New York and each of the defendants is a citizen of either Arizona, Illinois, Texas, or Virginia. The amount in controversy is in excess of $75,000, exclusive of interest and costs

9. Venue is proper in this Court pursuant to 28 U.S.C. §1391, because one or more of the defendants, including Navigant, either resides or maintains executive offices in this District and a substantial portion of the transactions and wrongs that are the subject of this complaint, occurred in substantial part in this District. Finally, the defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

10. Plaintiff purchased Navigant common stock before the acts challenged in this action took place, has continually owned Navigant common stock since that time, and will continue to hold Navigant common stock throughout the course of this litigation. Plaintiff fairly and adequately represents the interests of Navigant in enforcing the rights of the Company.

11. Nominal defendant Navigant is an Illinois corporation with its executive offices located at 30 South Wacker Drive, Suite 3550, Chicago, Illinois 60103. Navigant is a specialty consulting firm which provides dispute, investigative, economic, operational, risk management, and financial and risk advisory solution to government agencies and companies. Navigant is a citizen of the State of Illinois.

12. Defendant William M. Goodyear (“Goodyear”) has served as Navigant’s Chairman of the Board and CEO since May 2000. Although Navigant posted a negative 38.1 percent shareholder return over the past year, and a negative 12.4 percent return over three years, Goodyear was paid nearly $1.9 million, which included a $275,000 annual cash bonus award, as part of his 2010 compensation. The compensation committee of the Navigant Board has not disclosed details on how that figure was derived. Goodyear resides in Scottsdale, Arizona and is a citizen of the State of Arizona.

13. Defendant Julie M. Howard (“Howard”) has served as the President of Navigant since February 2006 and has been the COO since 2003. Howard has been employed by the Company since 1998. In her role at the Company, Howard has responsibility for the day to day management of company profitability, including compensation strategy. Howard also leads Navigant’s annual strategic planning and budgeting cycle and actively participates in all quarterly meeting of Navigant’s Board. Although Navigant posted a negative 38.1 percent shareholder return over the past year, and a negative 12.4 percent return over three years, Howard was paid more than $1.3 million, including a $200,000 annual cash bonus award as part of her 2010 compensation. Howard resides in Wheaton, IL and is a citizen of the State of Illinois.

14. Defendant Thomas A. Nardi (“Nardi”) is the Executive Vice President and the CFO of Navigant. Nardi has been employed by the Company since 2008, during which time Navigant’s annual net income has dropped by $16 million. Despite that drop in net income during Nardi’s tenure, and the fact that Navigant posted a negative 38.1 percent shareholder return over the past year, and a negative 12.4 percent return over three years, Nardi received a pay increase of more than $222,000 in 2010, including a $150,000 cash bonus award, totaling more than $900,000 in compensation for the year. Nardi is a resident of Naperville, IL and citizen of the State of Illinois.

15. Defendant Monica M. Weed (“Weed”) has served as Navigant’s Vice President, General Counsel and Corporate Secretary since November 2008. Despite the fact that Navigant posted a negative 38.1 percent shareholder return over the past year, and a negative 12.4 percent return over three years, Weed received a pay increase of more than $148,000 in 2010, including a $100,000 cash bonus award, totaling more than $755,000 in compensation for the year. Weed is a resident of Chicago, IL and a citizen of the State of Illinois.

16. Defendant Thomas A. Gildehaus (“Gildehaus”) has served as a director of Navigant since October 2000. In 2010, Gildehaus served as Chair of the Audit Committee and as a member of the Compensation Committee of the Board. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant Gildehaus still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of Navigant shareholders’ best interests, they also violated the Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. Gildhaus is a resident of Moline, IL and a citizen of the State of Illinois.

17. Defendant Cynthia A. Glassman (“Glassman”) has served as a director of Navigant since October 2009. In 2010, Gildehaus served as a member of the Compensation Committee and the Nomination and Governance Committee of the Board. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant Glassman still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of Navigant shareholders’ best interests, they also violated the Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. Glassman is a resident of Alexandria, Va. and a citizen of the State of Virginia.

18. Defendant Stephan A. James (“James”) has served as a director of Navigant since January 2009. In 2010, James served as a member of the Compensation Committee and the Audit Committee of the Board. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant James still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of shareholders’ best interests, they also violated the Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. James is a resident of Spicewood, TX and a citizen of the State of Texas.

19. Defendant Michael L. Tipsord (“Tipsord”) has served as a director of Navigant since July 2009. In 2010, Tipsord served as a member of the Compensation Committee and the Audit Committee of the Board. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant Tipsord still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of Navigant shareholders’ best interests, they also violated the Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. Tipsord is a resident of Bloomington, IL and a citizen of the State of Illinois.

20. Defendant Peter B. Pond (“Pond”) has served as a director of Navigant since November 2006. Pond is Chair of the Nominating and Governance Committee and a member of the Audit Committee. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant Pond still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of Navigant shareholders’ best interests, they also violated the Navigant Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. Pond is a resident of Chicago, IL and a citizen of the State of Illinois.

21. Defendant Samuel K. Skinner (“Skinner”) has served as a director of Navigant since December 1999. Skinner is a member of the Executive Committee. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant Skinner still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of Navigant shareholders’ best interests, they also violated the Navigant Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. Skinner is a resident of Winnetka, IL and a citizen of the State of Illinois.

22. Defendant James R. Thompson (“Thompson”) has served as a director of Navigant since August 1998. Thompson is Chair of the Executive Committee and a member of the Nominating and Governance Committee. Despite Navigant’s dismal financial results, which included a negative 38.1 percent shareholder return over the past year, defendant Thompson still approved pay increases and/or cash bonus awards for the Company’s top executive officers in 2010. These pay raises and cash bonus awards not only were in contravention of Navigant shareholders’ best interests, they also violated the Navigant Board’s purported executive compensation policy, which supposedly aligned executive pay with corporate performance. Thompson is a resident of Chicago, IL and a citizen of the State of Illinois.

23. The defendants identified in paragraphs 12 through 22 are sometimes referred to herein as the “Individual Defendants.”

DUTIES OF THE INDIVIDUAL DEFENDANTS

24. By reason of their positions as directors and/or officers of Navigant and because of their ability to control the business and corporate affairs of Navigant, the Individual Defendants owed Navigant and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage Navigant in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of Navigant and its shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit.

25. Each director and officer of the Company owes to Navigant and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

26. The Individual Defendants, because of their positions of control and authority as directors and/or officers of Navigant, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein. Because of their advisory, executive, managerial and directorial positions with Navigant, each of the Individual Defendants had access to material non public information about the financial condition, operations, and practices of Navigant.

27. At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of Navigant, and was at all times acting within the course and scope of such agency.

SUBSTANTIVE ALLEGATIONS

Navigant’s Historical Compensation Practices

28. The executive compensation policy for Navigant is developed and approved by the Compensation Committee of the Board (the “Committee”), whose duties and responsibilities are set forth in Navigant’s Compensation Committee Charter (the “Charter”). In 2010, the Committee was composed of defendants Gildhaus, Glassman, James and Tipsord.

29. According to the Charter, the Committee’s purpose is to “review and recommend to the Board compensation policies as well as approve individual executive officer compensation, intended to attract, retain and appropriately reward employees in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interest of the Company’s shareholders . . .” See Charter at 1.

30. The Charter tasks the Committee with, inter alia, the following specific responsibilities:

- Review and approve executive compensation policies and pay for performance criteria for the Company;

- Review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and determine the Chief Executive Officer’s compensation level based on this evaluation;

- In determining the long-term incentive component of the Chief Executive Officer’s compensation, the Committee should consider a number of factors, including but not limited to the Company’s performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the Company’s Chief Executive Officer in past years;

- Review and approve the initial and annual base salaries, annual incentive bonus and all long-term incentive awards of the Company’s executive officers and review, as the Committee deems appropriate, compensation arrangements for other officers and employees.

See Charter at 2.

31. Historically, according to Navigant’s Annual Proxy Solicitation Statements (the “Proxies”), the compensation policy developed by the Committee for the Company’s named executive officers (“NEO”) has been rooted in a “pay-for-performance” philosophy. Navigant’s 2011 Proxy Statement, dated March 16, 2011 (“2011 Proxy Statement”) states:

The guiding principle of our executive compensation philosophy is to “pay for performance,” meaning that the most significant percentage of our NEOs’ targeted total direct compensation is performance-based compensation —short-term (in the form of an annual cash bonus) and long-term (in the form of equity-based incentive awards), both of which are determined primarily based on the company’s financial and strategic performance.

The [compensation] committee believes that our executive compensation program plays a key role in attracting and retaining highly qualified individuals in our competitive industry. We also believe that an effective executive compensation program is one that seeks to align our NEOs’ interests with those of our shareholders, with the ultimate objective of increasing long-term shareholder value. Our executive compensation program has been designed to ensure that the compensation earned by our NEOs remains both competitive relative to the compensation paid to similarly situated executives in our peer group as well as commensurate with the overall performance of the company and each NEO’s individual performance objectives. As a result, our executive compensation program includes both a fixed-cash component (i.e., base salary) and both short-and long-term performance-based opportunities that motivate and reward the achievement of annual and long-term company performance goals. We believe this combination of fixed base salary, annual cash bonuses tied to performance and long-term equity-based incentives (with multi-year vesting periods) is balanced and serves to motivate our NEOs to achieve company performance objectives without taking unreasonable risks.

2011 Proxy Statement at 14-15

32. When specifically discussing the annual cash bonuses awarded in 2010, the Board stated:

Annual cash bonuses paid to our NEOs are primarily based upon the company’s financial and strategic performance during the year. The committee does not apply a strict formula in determining annual bonus funding or bonus payouts. Instead, the committee assesses the company’s overall performance for the fiscal year relative to budgeted amounts and, based upon that assessment and other considerations, including individual performance, determines the level of bonus payouts, if any.

2011 Proxy Statement at 16.

33. By the Company’s admission, therefore, the cash bonus awards that defendants Goodyear, Howard, Nardi and Weed were awarded as part of their 2010 compensation were a function of their individual annual performances and the annual performance of the company; an annual performance that resulted in a negative 38.1 percent return for Navigant’s shareholders.

34. The 2011 Proxy Statement also states that:

Individual performance for our NEOs is assessed based upon each NEO’s specific role within the company and each NEO’s contributions toward achieving the company’s financial and strategic performance goals. We do not assign specific weighting factors when considering company and individual performance; rather, we perform a qualitative assessment of each NEO’s individual leadership role and each NEO’s effectiveness and contributions to the company’s overall performance. Specifically, each NEO is evaluated based on (i) his or her overall individual performance in the area of the company over which he or she has direct responsibility and (ii) his or her individual contributions to the company’s financial and strategic performance for the year in question.

2011 Proxy Statement at 15.

35. In its 2011 Proxy Statement, the Company also admits that the “ultimate objective” of its executive compensation program is to increase long-term shareholder value. Based on the dismal shareholder returns achieved in 2010 and over the past several years, it was abundantly clear to the majority of shareholders who voted against the Board’s 2010 executive compensation that Navigant’s executive compensation program was failing miserably to achieve its “ultimate objective” of increased shareholder value.

Navigant’s Dismal Financial Results

36. As the Navigant Board acknowledged in the 2011 Proxy Statement, the Company achieved “disappointing financial results in 2010.” See 2011 Proxy Statement at 13. The Company posted a negative 38.1% shareholder return in 2010, contributing to a negative 12.4% shareholder return over the past three years.

37. Yet an even broader view shows that between 2006 and 2010, Navigant significantly underperformed both the S&P 500 Total Returns Index as well as the “Business Services” industry in general:

TOTAL RETURNS
	2006	2007	2008	2009	2010
Navigant Consulting	-10.10	-30.82	16.09	-6.36	-38.09
Business Services	17.53	6.08	-31.12	27.70	14.24
S&P 500 TR	15.79	5.49	-37.00	26.46	15.06
+/- Business Services	-27.63	-36.90	47.21	-34.07	-52.33
+/- S&P 500 TR	-25.89	-36.31	53.09	-32.83	-53.15

38. During that same time period, 2006-2010, Navigant’s share price fell by more than 55 percent, from over $21 to $9.20, its earnings per share dropped by 50 percent, and its net income dropped from $53 million to $24 million.

39. Far from being mere spectators to the decline of Navigant’s share price and shareholder value over the past several years, defendants, as officers and directors of the Company, were directly responsible for the management and oversight of Navigant’s business and affairs.

40. In sum, between 2006 and 2010, Navigant’s share price has steadily decreased resulting in decreased shareholder returns, including a return of negative 38 percent in 2010.

41. Given these dismal results, it is not surprising that, when finally given the opportunity to weigh in on the excessive executive compensation received by Navigant’s top executives in 2010 as well as in prior years, in an attempt to better align executive compensation with shareholder return, 55% of Navigant’s shareholders rejected Navigant’s excessive executive pay.

2010 Executive Compensation

42. Notwithstanding the pattern of poor financial results achieved by Navigant’s executives for its shareholders since 2006, and despite posting a negative 38 percent shareholder return in 2010, the 2010 combined compensation for defendants Goodyear, Howard, Nardi and Weed totaled more than $4.8 million dollars. That total included 2010 pay raises of $220,000 and $148,000 to defendants Nardi and Weed respectively.

43. Shockingly, $725,000 of the total 2010 compensation paid to defendants Goodyear, Howard, Nardi and Weed consisted of cash bonus awards. This award of bonuses by the Board in 2010 is particularly egregious and flies in the face of the Compensation Committee’s claim that Navigant’s “financial and strategic performance during 2010 was the primary factor used by the committee in determining the cash bonuses earned by our NEOs in 2010.” See 2011 Proxy Statement at 12. Given the Board has acknowledged that the Company’s financial results in 2010 were “disappointing,” it is unconscionable, and directly contradicts Navigant’s stated compensation policy, that defendants Goodyear, Howard, Nardi and Weed would be rewarded with $750,000 in cash bonuses for their role in Navigant’s “disappointing” results.

44. The absurdity of granting 2010 annual cash bonuses is best described by the following facts: Between 2008 and 2009, Navigant’s share price fell by around $1 per share and the Board awarded no annual cash bonuses in 2009. Between 2009 and 2010, Navigant’s share price fell by more than $5 per share — or over 35 percent — and the Board awarded defendants Goodyear, Howard, Nardi and Weed a combined $750,000 in annual cash bonuses as part of their salaries; an act which in no way aligns the executives’ compensation with the fortunes of Navigant’s shareholders

THE DODD-FRANK ACT: “SAY ON PAY”

45. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was signed into law. The Dodd-Frank Act was enacted in response to the worst financial crisis since the Great Depression in an attempt to restore responsibility and accountability in our financial system.

46. Section 951 of the Dodd-Frank Act requires that companies include a resolution in their proxy statements asking shareholders to approve, in a nonbinding vote, the compensation of their executive officers, as disclosed under Item 402 of Regulation S-K (the “say-on-pay” vote). A separate resolution is also required to determine whether this say-on-pay vote takes place every one, two, or three years (the “say-on-frequency” vote).

47. Say-on-pay was enacted because executive compensation has become decoupled from financial performance. As the Senate committee stated, “[t]he economic crisis revealed instances in which corporate executives received very high compensation despite the very poor performance by their firms.” (1 S. REP. 111-176, S. Rep. No. 176, 111TH Cong., 2ND Sess. 2010, 2010 WL 1796592, at p. 133) 48. Say-on-pay is intended to “serve as a direct referendum on the decisions of the compensation committee” and allow shareholders and board members “to stand up to excessively demanding officers or compensation consultants.”( Id.)

49. On October 18, 2010, the Securities and Exchange Commission (“SEC”) issued proposed rules under the Exchange Act to implement Section 951 of the Dodd-Frank Act and on January 25, 2011, the SEC adopted the rule changes to implement the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation. See Release No. 33-9178 (January 25, 2011) (the “Adopting Release”). Section 951 of the Dodd-Frank Act added Section 14A to the “Exchange Act.”

Navigant Shareholders Reject the

Excessive 2010 Executive Compensation

50. On March 16, 2011, Navigant issued a Proxy Statement which it filed with the SEC in which, consistent with the Dodd-Frank Act’s “say-for-pay” provisions, the Board also recommended that shareholders vote in favor of an advisory resolution approving the compensation paid to Navigant’ executive officers in fiscal 2010. The Proxy specifically provided:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to recently-enacted Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are providing our shareholders with a vote to approve, on an advisory basis, the compensation paid to our named executive officers as disclosed in this Proxy Statement. This advisory vote on executive compensation is commonly referred to as a “say-on-pay” vote.

The guiding principle of our executive compensation philosophy is “pay for performance.” Our executive compensation program has been designed to reward the achievement of annual and long-term performance goals and align our named executive officers’ interests with those of our shareholders, with the ultimate objective of improving long-term shareholder value. This pay for performance philosophy informs our executive compensation program design as well as the compensation committee’s determination of compensation levels for each of our named executive officers.

This pay for performance philosophy guided our executive compensation decisions for 2010, as evidenced by the following:

•

Base Salary—Our named executive officers received no salary increase in 2010. Based on our peer group benchmarks, as well as individual and company performance assessments for 2010, the compensation committee did not approve any salary increases for our named executive officers for 2011. As a result, the base salaries for our named executive officers have remained unchanged for the last three years.

•

Annual Performance-Based Cash Bonus—Cash bonuses for our named executive officers, in the aggregate, were awarded at 37% of target for 2010, reflecting the fact that the company’s financial performance during 2010 only partially met the Board’s expectations with respect to revenue growth and EBITDA (and did not meet expectations with respect to net income and earnings per share), despite the company largely achieving its strategic goals for 2010. Consideration was also given to the fact that the company’s stock price performance was below the average for its peer group during 2010.

•

Long-Term Equity-Based Incentive Compensation—The company’ overall performance for 2010 was also a significant factor in determining the value of the equity-based incentive awards granted to our named executive officers for the 2010th performance year. The value of these grants was well below the 50th percentile of our peer group and represented more than a 50% decrease from the value of the prior year’s grants.

These decisions resulted in a decrease, both individually and in the aggregate, in the total direct compensation to our NEOs for 2010 as compared to 2009, and positioned total direct compensation in the bottom decile of our peer group. We believe these decisions demonstrate our commitment to aligning our executive compensation with performance and our shareholders’ interests.

We urge you to read the section entitled “Compensation Discussion and Analysis” in this Proxy Statement for additional details on our executive compensation program, including our executive compensation philosophy and objectives and the 2010 compensation of our named executive officers.

We are asking our shareholders to indicate their support for our executive compensation program by voting “FOR” the following resolution at the annual meeting:

“RESOLVED, that the company’s shareholders approve, on an advisory basis, the compensation paid to the company’s named executive officers, as disclosed in the Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis and the compensation tables and related narrative discussion.”

The say-on-pay vote is an advisory vote only, and therefore, it will not bind the company or the Board. However, the Board and the compensation committee will consider the voting results as appropriate when making future compensation decisions for our named executive officers.

The Board and the compensation committee recommend that shareholders vote “FOR” the approval of the advisory resolution relating to the compensation paid to our named executive officers as disclosed in this Proxy Statement.

51. On March 31, 2011, ISS Proxy Advisory Services, a leading proxy advisory service (“ISS”), recommended a vote “AGAINST” the Navigant Board’s proposal on executive compensation based on its finding that “there is a misalignment of CEO pay and company stock performance.”

52. On April 25, 2011, Navigant held its 2011 Annual Meeting of Shareholders. At this meeting, over 55% of voting Navigant shareholders rejected the Company’s excessive compensation package for its executive management for fiscal year 2010.

53. There has been no claim by the Defendants or anyone else that the information contained in the 2011 Proxy statement regarding the 2010 executive compensation was incomplete or incorrect in any way. Rather, by setting forth their justification for the 2010 executive compensation in the 2011 Proxy Statement, the Board enabled Navigant shareholders to assess whether the 2010 executive compensation was in the shareholders’ best interests based on the same information that was available to the Board.

54. Navigant’s shareholder base consists overwhelmingly of sophisticated institutional investors who own millions of Navigant shares. These types of sophisticated shareholders possess the experience, expertise and resources to assess, in their own independent business judgment, what amount of executive compensation is in their best interests as shareholder owners.

55. According to the Company, more than 55% of Navigant shareholders voted against the 2010 executive compensation. By rejecting the Navigant Board’s recommendation, Navigant shareholders clearly concluded that the 2010 executive compensation was not aligned with the shareholders’ best interests.

56. The result of Navigant’s say-on-pay vote is direct and probative evidence that the 2010 executive compensation was not in the best interests of Navigant shareholders, and correspondingly that the Board did not act in the best interests of Navigant shareholders when approving it. Directors who fail to act in furtherance of the shareholders’ best interests breach their unremitting duty to loyalty. Navigant’s adverse say-on-pay vote is direct and probative evidence rebutting the presumption that the Navigant Board’s 2010 executive pay decisions were in the best interests of the Navigant shareholders and shifts the burden of proof to defendants to prove that the 2010 executive compensation was independent, made in good faith and in the best interests of Navigant shareholders.

DAMAGE TO NAVIGANT

54. Navigant has been injured as a result of the Navigant Board’s excessive 2010 top executive compensation. In 2010, Navigant posted a negative 38.1 percent shareholder return over the past year, and the Company has posted a negative 12.4 percent return over the past three years. Over that same three years, Navigant’s net income dropped by $16 million. Nevertheless, the Board increased 2010 compensation to defendants Nardi and Weed by more than $370,000.

57. The Navigant Board also awarded its four top executives a combined $725,000 in cash bonus awards. By the terms of Navigant’s own compensation policy, such bonus awards are to be based on an executive’s annual performance. Yet the Board awarded these cash bonuses despite its acknowledgment that Navigant achieved “disappointing financial results in 2010.” See 2011 Proxy Statement at 13.

58. When asked to assess whether the 2010 executive compensation served the shareholders’ best interests, a majority of Navigant shareholders rejected it. Navigant shareholders concluded, in their independent business judgment that the 2010 compensation for Navigant’s top executives was not in their best interests as Navigant shareholder owners. The Navigant Board has failed to rescind or amend the 2010 executive compensation, despite the shareholders’ say-on-pay vote, and Navigant’s top executives have been unjustly enriched as a result.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings this action derivatively in the right and for the benefit of Navigant to redress injuries suffered, and to be suffered, by Navigant as a direct result of the breaches of fiduciary duty by the Individual Defendants. Navigant is named as a nominal defendant solely in a derivative capacity.

60. Plaintiff will adequately and fairly represent the interests of Navigant in enforcing and prosecuting its rights.

61. At the time this case was initiated, the Board was comprised of eight directors: defendants Goodyear, Gildehaus, Glassman, James, Pond, Skinner, Thompson, and Tipsord. Plaintiff did not make any demand on the Board to institute this action because such a demand would have been futile, wasteful and useless act

62. Plaintiff did not make any demand on the Board to institute this action because such a demand would have been futile, wasteful and useless act, since the entire Board would be incapable of evaluating such a demand in a disinterested and independent manner for several reasons: First, a pre-suit demand is excused because the entire Board faces a substantial likelihood of liability for breach of loyalty. After approving the unlawful 2010 compensation for Navigant’s top executives, the Board then recommended that shareholders approve the 2010 executive compensation. The Board’s decisions authorizing the 2010 executive pay were not in Navigant shareholders’ best interests and violated the Navigant Board’s own pay-for-performance executive compensation policy. In fact, on April 26, 2010, Navigant shareholders rejected the 2010 executive compensation in Navigant’s say-on-pay executive compensation vote. As evidenced by their vote, Navigant shareholders concluded, in their independent business judgment that the Company’s executive compensation was not in the shareholders’ best interests. The result of Navigant’s say-on-pay vote is direct and probative evidence that the 2010 executive compensation was not in the shareholders’ best interests, and correspondingly that the Navigant Board did not act in the shareholders’ best interests when approving it. Evidence showing that directors failed to act in the shareholders’ best interests rebuts the presumption that the Navigant Board’s 2010 executive compensation decisions are entitled to business judgment protection. This evidence further demonstrates that the Navigant Board is prima facie liable for breach of loyalty. Claims for breach of loyalty are non-exculpable. Based on the foregoing, the Navigant Board faces a substantial likelihood of liability for breach of loyalty for authorizing the 2010 executive compensation. Therefore, a pre-suit demand upon the Navigant Board before commencing this action was unnecessary.

63. Plaintiffs did not make any demand on the Navigant Board to institute this action because such a demand would have been a futile, wasteful and useless act, since a majority of the Board – comprised of defendants Gildhaus, Glassman, James and Tipsord – are members of the Committee and were and continue to be incapable of evaluating such a demand in a disinterested and independent manner for several reasons: First, a pre-suit demand is excused because the Committee faces a substantial likelihood of liability for breach of loyalty for approving the unlawful 2010 compensation for Navigant’s top executives. The Committee’s approval of the 2010 executive pay was not in Navigant shareholders’ best interests and violated the Committee’s own pay-for-performance executive compensation policy. In fact, on April 26, 2010, Navigant shareholders rejected the 2010 executive compensation in Navigant’s say-on-pay executive compensation vote. As evidenced by their vote, Navigant shareholders concluded, in their independent business judgment that the Company’s executive compensation was not in the shareholders’ best interests. The result of Navigant’s say-on-pay vote is direct and probative evidence that the 2010 executive compensation was not in the shareholders’ best interests, and correspondingly that the Committee did not act in the shareholders’ best interests when approving it. Evidence showing that the Committee failed to act in the shareholders’ best interests rebuts the presumption that the Committee’s 2010 executive compensation decisions are entitled to business judgment protection. This evidence further demonstrates that the Committee is prima facie liable for breach of loyalty. Claims for breach of loyalty are non-exculpable. Based on the foregoing, the Committee faces a substantial likelihood of liability for breach of loyalty for authorizing the 2010 executive compensation. Therefore, a pre-suit demand upon the Committee before commencing this action was unnecessary.

64. A pre-suit demand on defendant Goodyear is excused because his principal professional occupation is his employment as CEO of Navigant. Accordingly, Goodyear has received and continues to receive substantial monetary compensation and other valuable benefits (including the excessive compensation complained of herein). Thus, Goodyear lacks independence, rendering him incapable of impartially considering a demand to commence and vigorously prosecute this action. Moreover, Goodyear was unjustly enriched by his 2010 executive compensation and, as a result, financially benefitted from the misconduct challenged herein. Accordingly, a pre-suit demand upon Goodyear to take action with respect to the 2010 executive compensation is a useless and futile act and therefore excused.

COUNT I

(Breach of Fiduciary Duty of Loyalty Against the Individual Defendants)

65. Plaintiff incorporates by reference and realleges each and every allegation as set forth above as if fully set forth herein.

66. As Navigant’s directors and officers, the Individual Defendants owed Navigant and its shareholders a duty of loyalty and candor to adhere to the pay-for-performance executive compensation policy adopted by Navigant.

67. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties of loyalty, good faith, and candor owed to Navigant and its shareholders by approving the 2010 executive compensation. As evidenced by the April 26, 2011 adverse say-on-pay vote, Navigant shareholders, in their independent business judgment, concluded that the 2010 executive compensation was not in their best interests as Navigant shareholders.

68. In approving and accepting the 2010 executive compensation, the Individual Defendants have not taken any steps to protect the interests of the Company and, in fact, have breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

69. In approving and accepting the 2010 executive compensation, the Individual Defendants failed to act in Navigant shareholders’ best interests. Instead, the Board violated its own executive compensation policy for the purpose of favoring Navigant’s CEO and top executives at the expense of Navigant and its shareholders. In doing so, the Individual Defendants breached their fiduciary duty of loyalty owed to Navigant and its shareholders. As a result, Navigant and its shareholders have been damaged and injured.

70. As a direct and proximate result of the failure of the Individual Defendants to perform their fiduciary obligations, Navigant has sustained significant damages.

71. Accordingly, Plaintiff, as a shareholder of the Company, seeks monetary damages, injunctive remedies, and other forms of equitable relief on Navigant’ behalf.

72. Plaintiff and the Company have no adequate remedy at law.

COUNT II

(Unjust Enrichment Against Goodyear, Howard, Nardi and Weed)

73. Plaintiff incorporates by reference and realleges each and every allegation as set forth above as if fully set forth herein.

74. The 2010 executive compensation violated Navigant’s pay-for-performance policy, and was unwarranted in light of Navigant’s dismal financial performance in 2010 and for the past three years. By reason of the foregoing, defendants Goodyear, Howard, Nardi and Weed have been unjustly enriched, while Navigant and its shareholders have been damaged and injured.

75. The benefits of the excessive executive compensation were conferred upon defendants Goodyear, Howard, Nardi and Weed.

76. Defendants Goodyear, Howard, Nardi and Weed knew they were receiving the benefits of excessive executive compensation and/or related party transactions .

77. Under the circumstances – the dismal financial performance of the Company – it would be unjust to allow defendants Goodyear, Howard, Nardi and Weed to retain the benefits of the excessive executive compensation and the related party transactions .

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Authorizing the maintenance of this action as a derivative action, with Plaintiff as the derivative Lead Plaintiff;

B. Declaring that the Individual Defendants have violated their fiduciary duties to the Company;

C. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

D. Directing Navigant to take all necessary actions to reform and improve their corporate governance and internal procedures to comply with applicable laws and to protect Navigant and its shareholders from a repeat of the damaging events alleged herein;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable allowances for Plaintiff’s attorneys’ and experts’ fees and expenses; and

F. Granting such other or further relief as may be just and proper under the circumstances.

JURY DEMAND

Pursuant to Fed.R.Civ.P, 38, Plaintiff demands a trial by jury.

Dated: January 18, 2012	Plaintiff

By: /s/ Marvin A. Miller

Marvin A. Miller
Lori A. Fanning
MILLER LAW LLC
115 S. LaSalle Street, Suite 2910
Chicago, IL 60603
Telephone: (312) 332-3400
Facsimile: (312) 676-2676

Michael J. Hynes
FARUQI & FARUQI, LLP
101 Greenwood Avenue, Suite 600
Jenkintown, Pennsylvania 19046
Telephone: (215) 277-5770
Facsimile: (215) 277-5771

-and-

Beth A. Keller
Nicholas W. Moyne
FARUQI & FARUQI, LLP
369 Lexington Avenue, 10th Floor
New York, New York 10017
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

Counsel for Plaintiff

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